Exhibit 4.68

English Translation for Reference Only

Letter of Support

TO THE BOARD OF DIRECTORS OF

CHINA SUNERGY CO., LTD.

We, as major shareholders, acknowledge the financial position of China Sunergy Co., Ltd. (China Sunergy) as of December 31, 2012 and agree to provide necessary financial support to China Sunergy and its subsidiaries so as to allow them to repay all its financial obligations as they fall due within 12 months from January 1, 2013, through China Electric Equipment Group Co., Limited ("CEEG Group"), another company owned by the shareholders of us and a related party of China Sunergy, which has sufficient capital and access to resources and hence the ability to do so.

The details of our agreed financial support to China Sunergy include the following

1.	We agree that China Sunergy does NOT have to repay us the amount owed as of March 31, 2013 to CEEG Group, and its subsidiary, CEEG (Nanjing) Semiconductor Co., Ltd. before January 1, 2014.

2.	In addition, the management of China Sunergy is confident that they can renew borrowings of $127.0 million from China Development Bank and $40.0 million from China Import & Export Bank. If China Sunergy can renew the above loans, we agree to provide China Sunergy additional financial support up to $30.0 million between April 1, 2013 and December 31, 2013 when needed. China Sunergy does NOT have to repay us this amount before January 1, 2014. If China Sunergy cannot renew its operating loan of $127.0 million from China Development Bank or $40.0 million from China Import & Export Bank, between April 1, 2013 and December 31, 2013, we agree to provide the funding up to $197.0 million to support China Sunergy’s operation need. China Sunergy does NOT have to repay us this amount before January 1, 2014.

/s/ China Electric Equipment Group Co., Limited